SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that according to the market announcements released on March 6 and January 30, 2018, it was awarded a certificate in the Corporate Governance Program for State-owned Companies, awarded by the Executive Board of Issuers Regulation (“DRE”) of B3 – Brasil, Bolsa, Balcão.

B3 reports that, considering the fulfillment of the requirements pointed out in the Opinion and Report prepared by DRE, according to which the Company has met all mandatory measures under the Program, and achieved 50 points with regard to the measures established, B3 grants to the Company the certification in Programa Destaque em Governança de Estatais (Corporate Governance Program for State-Owned Companies), under the terms of Article 9 of the respective Bylaws, always in keeping with the following:

1.   With respect to the measure included in Article 16, Item II, if the Company finds, while performing the review of ongoing activities, new activities connected to meeting the public interest, it shall (i) resubmit the Reference Form including the said activities, covering the information required under letters “c” and “d” of the said provision; and (ii) update the Annual Letter of Public Policies and Corporate Governance.

2.   The Company shall disclose, in the Summarized Report of the Audit Committee connected to the accounting year ending on December 31, 2018, the certificate of suitability of structure and budget of the Internal Controls and Compliance Department.

3.   The Company shall, until August 7, 2020, fully comply with all measures included in the Program, including that established under Article 42, under the risk of removal of certification.

In addition, the free translation of the Report issued by the Executive Board of Issuers Regulation of B3 (DRE), in the form of Official Leter 079/2018, which indicated the favorable opinion and the score obtained, is available on the Eletrobras website www.eletrobras.com.br/ri.

The addhesion of the Corporate Governance Program for State-owned Companies reaffirms Eletrobras' commitment to continuous improvement of its governance, as well as its alignment with best practices in the market.

Rio de Janeiro, March 13, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.